

SECURITIES AND EXCHANGE COMMISSION 05042070

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 34785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadway Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 N E Loop 410
(No. and Street)

San Antonio	TX	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith G. Kemple 210/283-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., LLP
(Name – *if individual, state last, first, middle name*)

100 N E Loop 410, Suite 1100	San Antonio	TX	78216
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith G. Kemple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadway Brokerage Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public



IRMA G. GARCIA
Notary Public, State of Texas
My Commission expires
August 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Schedule of Computation of Net Capital

December 31, 2004

Computation of Net Capital

Total stockholder's equity	$ 725,875
Deductions:	
Nonallowable assets:	
Furniture, fixtures, and equipment – net	(46,172)
Other assets	(12,558)
Haircuts on securities – computed pursuant to Rule 15c3-1	(12,876)
Other deductions	(204)
Excess fidelity bond deductible	(170,000)
	$ 484,065

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$ 41,415
State income taxes payable	18,800
	$ 60,215

Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness of $60,215)	**$ 250,000**
Excess net capital	**$ 234,065**
Excess net capital at 1000%	**$ 478,044**
Ratio of aggregate indebtedness to net capital	**0.12 to 1**

There are no material differences in net capital as presented herein and as shown on the Company's Part IIA filing on Form X-17A-5 as of December 31, 2004.

See independent auditors' report on supplementary information.